This preliminary pricing supplement amends, supersedes and replaces in its entirety the preliminary pricing supplement filed with the Commission on October 25, 2006. This amended preliminary pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This amended preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell, or the solicitation of an offer to buy, these securities in any state where such an offer or sale would not be permitted.

Subject to Completion, dated October 31, 2006
PRICING SUPPLEMENT NO. 5A +	Rule 424(b)(2)
DATED: November [2], 2006	File No. 333-136666
(To Prospectus dated August 16, 2006,
and Prospectus Supplement dated August 16, 2006)

THE BEAR STEARNS COMPANIES INC.
Medium-Term Notes, Series B

Principal Amount: $25,000,000	Floating Rate Notes [x]	Book Entry Notes [x]

Original Issue Date: 11/[9]/2006	Fixed Rate Notes [ ]	Certificated Notes [ ]

Maturity Date: 11/27/2046	CUSIP#: [TBD]

Option to Extend Maturity:	No	[x]
	Yes	[ ]	Final Maturity Date:

Redeemable On	Redemption Price(s)	Optional Repayment Date(s) *	Optional Repayment Price(s) *

N/A	N/A	November 27, 2016 November 27, 2017 November 27, 2018 November 27, 2019 November 27, 2020	99.000% 99.250% 99.500% 99.750% 100.000%

Applicable Only to Fixed Rate Notes:

Interest Rate:

Interest Payment Dates:

Applicable Only to Floating Rate Notes:

Interest Rate Basis:	Maximum Interest Rate: N/A

[ ] Commercial Paper Rate	Minimum Interest Rate: N/A

[ ] Federal Funds Effective Rate

[ ] Federal Funds Open Rate	Interest Reset Date(s): **

[ ] Treasury Rate	Interest Reset Period: Quarterly

[ ] LIBOR Reuters	Interest Payment Date(s): ***

[x] LIBOR Telerate

[ ] Prime Rate

[ ] CMT Rate

Initial Interest Rate: [TBD]	Interest Payment Period: Quarterly

Index Maturity: Three months

Spread (plus or minus): +0.15%

+	This preliminary pricing supplement amends, supersedes and replaces in its entirety the preliminary pricing supplement filed with the Commission on October 25, 2006.

*
The Notes are repayable on each interest payment date, commencing November 27, 2016, upon at least 30 days’ prior written notice, at the prices (expressed as percentages of the principal amount) and commencing on the interest payment dates set forth in the table. Commencing on November 27, 2020, and on each interest payment date thereafter prior to Maturity, the Notes will be repayable at 100% of the principal amount.

**	Commencing February 27, 2007 and on the 27th of each May, August, November and February thereafter prior to Maturity.

***	Commencing February 27, 2007 and on the 27th of each May, August, November and February thereafter up to and including the Maturity date.

The distribution of Notes will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The Notes will be taxed as variable rate debt securities as described under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus.

Prospective investors seeking to treat the Notes as “qualified replacement property” for purposes of section 1042 of the Internal Revenue Code of 1986, as amended, should be aware that section 1042 requires us to meet certain requirements in order for the Notes to constitute qualified replacement property. In general, qualified replacement property is a security issued by a domestic operating corporation that did not, for the taxable year preceding the taxable year in which such security was purchased, have “passive investment income” in excess of 25 percent of the gross receipts of such corporation for such preceding taxable year (the “passive income test”). For purposes of the passive income test, where the issuing corporation is in control of one or more corporations or such issuing corporation is controlled by one or more corporations, all such corporations are treated as one corporation (the “affiliated group”) when computing the amount of passive investment income under section 1042.

We believe that we are a domestic operating corporation and that less than 25 percent of our affiliated group’s gross receipts is passive investment income for the taxable year ending December 31, 2005. In making this determination, we have made certain assumptions and used procedures which we believe are reasonable. However, the calculation and characterization of certain types of income (as active or passive investment income) in certain of our affiliated group is not entirely clear as there are no Treasury regulations or rulings promulgated by the Internal Revenue Service that explain the calculation and characterization of such income in similar circumstances. We cannot give any assurances as to whether we will continue to be a domestic operating corporation that meets the passive income test. In addition, it is possible that the Internal Revenue Service may disagree with our determination of our status as a domestic operating corporation or the manner in which we have calculated our affiliated group’s gross receipts (including the characterization thereof) and passive investment income and the conclusions reached herein.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CERTAIN ERISA CONSIDERATIONS

Investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") and other benefit plan investors should review the section entitled "ERISA Considerations" in the base prospectus. Investors should note the discussion of the new statutory exemption in the recently enacted Pension Protection Act of 2006 for transactions involving certain parties in interest or disqualified persons who are such merely because they are a service provider to a plan subject to ERISA and/or Section 4975 of the Code (a "Plan"), or because they are related to a service provider. Generally, the new exemption would be applicable if the party to the transaction with the Plan is a party in interest or a disqualified person to the Plan but is not (i) an employer, (ii) a fiduciary who has or exercises any discretionary authority or control with respect to the investment of the Plan assets involved in the transaction, (iii) a fiduciary who renders investment advice (within the meaning of ERISA and Section 4975 of the Code) with respect to those assets, or (iv) an affiliate of (i), (ii) or (iii). Any Plan fiduciary relying on this new statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) and purchasing securities on behalf of a Plan will be deemed to represent that (x) the fiduciary has made a good faith determination that the Plan is paying no more than, and is receiving no less than, adequate consideration in connection with the transaction and (y) neither we nor our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice (as defined above) with respect to the assets of the Plan which such fiduciary is using to purchase the Notes, both of which are necessary preconditions to utilizing this new exemption. Any purchaser that is a Plan is encouraged to consult with counsel regarding the application of the administrative and statutory exemptions (including the new exemption discussed herein) described in the base prospectus.

A fiduciary of a Plan or a plan subject to provisions of applicable federal, state or local law similar to the foregoing provisions of ERISA or the Code ("Similar Law") purchasing the Notes, or in the case of certain IRAs, the grantor or other person directing the purchase of the Notes for the IRA, shall be deemed to represent, by its purchase, that its purchase, holding, and disposition of the Notes does not constitute a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or a non-exempt violation of Similar Law.